

10015969


FOSTER'S
GROUP

ASX RELEASE

SUPPL

The following release was made to the Australian Securities Exchange Limited today:

"Foster's Signs Agreements with Southern Wine & Spirits"

Released: 22 June 2010

Pages: 3
(including this page)

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.jamieson@fostersgroup.com or
Ph: +61 3 8626 2105

JLW 7/2


FOSTER'S
GROUP

22 June 2010

FOSTER'S SIGNS AGREEMENTS WITH SOUTHERN WINE & SPIRITS

NAPA, California – Foster's Group Limited (Foster's) has signed long-term distribution agreements with Southern Wine & Spirits in three of the largest U.S. markets.

Southern Wine & Spirits will gain the exclusive rights to sell Foster's global portfolio of wines in California, Florida and Illinois. Southern currently distributes Foster's wines in each of these states but has shared the portfolio with other distributors and Foster's own self-distribution.

"We look forward to continuing our strong partnership with Southern under these new agreements which will deliver superior performance in each of these key states," said Foster's Americas Managing Director Stephen Brauer.

"We are truly honoured and thrilled to be Foster's exclusive distributor partner in the critical markets of California, Florida and Illinois going forward," said Wayne Chaplin, President & Chief Operating Officer of Southern Wine & Spirits of America. "We look forward to partnering with Foster's to realize their Route-to-Market goals of sustainable brand growth, in-market execution and portfolio premiumisation," added Chaplin.

The new contracts become effective 1 July 2010.

Further information:

Media

Australia

Troy Hey
Tel: +61 3 8626 2085
Mob: +61 409 709 126

United States

Ed Matovcik
Tel: +1 707 2594540
Ed.matovcik@am.fostersgroup.com

Investors

Ian Betts
Tel: +61 3 8626 2273
Mob: +61 400 532 466

Southern Wine and Spirits of America, Inc. (SWS)

Southern Wine & Spirits of America, Inc. is the nation's largest wine and spirits distributor with operations in 30 states. The multi-state distributor currently operates in: Alabama, Arizona, California, Colorado, Delaware, Florida, Kentucky, Hawaii, Illinois, Indiana, Maine, Mississippi, New Hampshire, Nevada, New Mexico, New York, North Carolina, Ohio, Pennsylvania, South Carolina, Vermont, Virginia and West Virginia—as well as the additional seven states of Alaska, Washington, Oregon, Idaho, Montana, Wyoming and Utah through the Southern-Odom/Spirits West partnership. Southern has recently announced the formation of a joint venture in Minnesota with J.J. Taylor Distributing Company and in Maryland and the District of Columbia with F.P. Winner Wine & Spirits. Southern also holds operating licenses and permits in Nebraska and Texas. On a national basis, Southern Wine & Spirits of America, Inc. employs more than 11,000 team members. For more information contact: www.southernwine.com.

Foster's Wine Estates Americas

Foster's Wine Estates Americas (FWEA) is the premium wine owned by Foster's Americas, a regional division of Foster's Group Limited of Australia. With a proud history that dates back to the 1800's and a legacy marked by the highest commitment to making quality wines and producing strong business returns, FWEA produces and markets an international portfolio of award-winning brands from iconic estates like Beringer Vineyards and Chateau St. Jean in California, Penfolds, Rosemount and Wolf Blass in Australia, Castello di Gabbiano in Italy, and Matua Valley in New Zealand. Many of these estates were founded by pioneers in their regions and continue to craft wines at the forefront of quality, innovation and regional expression. More information can be found at www.fosterswineestates.com